 Exhibit 12.1

Wabash National Corporation
Computation of Ratio of Earnings to Fixed Charges

($ in 000's)	2013	2012	2011	2010	2009

Earnings
Pretax income (loss)	77,623	48,663	15,213	(141,811)	(104,766)
Add: Total fixed charges	26,708	22,024	4,436	7,684	7,999
Less: Preferred Stock Dividends	-	-	-	(3,344)	(3,320)
Total Earnings	104,331	70,687	19,649	(137,471)	(100,087)

Fixed Charges
Interest Expense	26,708	22,024	4,436	4,340	4,679
Preferred Stock Dividends	-	-	-	3,344	3,320
Total Fixed Charges	26,708	22,024	4,436	7,684	7,999

Fixed Charge Ratio	3.91	3.21	4.43	-	-

For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as pre-tax income (loss) plus fixed charges less preferred stock dividends. Fixed charges include interest expense (including amortization of deferred financing costs), interest on capital lease obligations, an estimate of interest within rental expense and preferred stock dividends.